Exhibit 99.1

ObsEva Announces $31 million Debt Retirement and $11 million Debt Refinancing

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – August 1, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing novel therapies for women’s health, today announced the early retirement of $31 million in debt that was part of amounts owed to certain funds and accounts managed by JGB Management, Inc. (JGB) pursuant to the Company’s Securities Purchase Agreement with JGB. Additionally, the Company has entered into an amendment and forbearance agreement with respect to the outstanding debt held by JGB.

Under the terms of the agreement, ObsEva and JGB agreed to apply the $31 million cash previously held as collateral in a control account against the outstanding convertible notes on a pro rata basis, with JGB waiving a 25% prepayment penalty on the early debt retirement. In addition, JGB has agreed to forbear for a period of up to three months from enforcing any rights or remedies under the notes in connection with certain events of default by the Company in connection with the Company’s prior announced application to the Swiss court for a preliminary moratorium to facilitate the Company’s planned restructuring. In exchange, $1.5 million was added to the outstanding principal balance under the notes, resulting in an aggregate of approximately $11 million of convertible notes outstanding, and the conversion price of the notes was adjusted to a conversion price of $0.26 per share. Further information with respect to the agreement will be provided in a Form 6-K filed by ObsEva with the Securities and Exchange Commission on August 1, 2022.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a clinical pipeline with development programs focused on new therapies for the treatment of preterm labor and improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will”, “would”, or the negative of these and similar expressions, and are based on ObsEva’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. These forward-looking statements include statements regarding the potential impact of the Company’s amendment and forbearance agreement with JGB and the Company’s planned restructuring and application to the Swiss court for a moratorium. Risks and uncertainties that may cause actual results to differ materially include uncertainties in the outcome and potential impact of the Company’s filing for a court-sanctioned moratorium, including with respect to ObsEva’s agreements with third parties, including the Company’s Securities Purchase Agreement with JGB and the outstanding convertible notes and warrants issued pursuant to such agreement, in ObsEva’s ability to successfully restructure its operations and refocus the Company’s development and commercialization strategy, and to cooperate with Kissei or other third parties on the completion of the linzagolix extension studies, in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, including interactions with the FDA during the New Drug Application process for linzagolix, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (SEC) on March 10, 2022, in the Report on Form 6-K filed with the SEC on May 17, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and, except as required by law, ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Administrative Contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Katja Buhrer

katja.buhrer@obseva.com

+1 (917) 969-3438